Filed by Banco Santander, S.A.
Pursuant to Rule 425 under the Securities Act of 1933
Subject Company: Banco Santander (Brasil) S.A.
Commission File No.: 333-299061

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of November, 2026

Commission File Number: 001-12518

Banco Santander, S.A.

(Exact name of registrant as specified in its charter)

Ciudad Grupo Santander

28660 Boadilla del Monte (Madrid) Spain

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

Banco Santander, S.A.

TABLE OF CONTENTS

Item

1	Report of Other Relevant Information dated November 12, 2026

Item 1

Santander announces a 5% increase in the exchange ratio for its intended exchange offer for the outstanding shares of Santander Brasil

•	The improved exchange ratio is 0.4260 Banco Santander shares per Santander Brasil unit and 0.2130 per common or preferred share, before adjustments for dividends paid since 30 July.

•	The consideration will continue to consist of newly issued Banco Santander shares, representing up to approximately 1.1% of the current share capital.

Madrid, 12 November 2026 - PRESS RELEASE

Banco Santander has decided to enhance the terms announced on 30 July 2026 for the voluntary offer it intends to launch to acquire all of Santander Brasil’s issued and outstanding common shares, preferred shares, units and American Depositary Shares (ADSs) that it does not already own, representing approximately 10% of Santander Brasil’s share capital (through concurrent exchange offers in Brazil and the US), following recent market developments and feedback from stakeholders.

Banco Santander has increased the previously announced exchange ratio by 5% to make the offer more attractive for holders of Santander Brasil securities. Holders who tender their securities will now receive (i) for each unit or ADS of Santander Brasil, 0.4260 newly issued Banco Santander shares (instead of the 0.4056 announced on 30 July) and (ii) for each common share or preferred share1 of Santander Brasil, 0.2130 newly issued Banco Santander shares (instead of the 0.2028 announced on 30 July)2.

After adjusting for the dividends already paid by Banco Santander and Santander Brasil since 30 July 2026, the exchange ratios as at today’s date would be 0.4246 Banco Santander shares per unit or ADS, 0.2124 per common share and 0.2122 per preferred share of Santander Brasil, already reflecting the improvement announced today. In all cases, the Banco Santander shares will continue to be delivered in the form of Brazilian Depositary Receipts (BDRs) or ADSs, as applicable, which will be tradable on the São Paulo stock exchange and the New York Stock Exchange, respectively.

Assuming full acceptance of the offer, Banco Santander would issue approximately 166 million new shares, equivalent to approximately 1.1% of its current share capital and the maximum consideration would be approximately €1.9 billion, based on yesterday’s closing market price.

Banco Santander will seek shareholders’ approval for the corresponding capital increases to settle the offer at an extraordinary general shareholders’ meeting that is expected to be held on 15 December 2026.

As previously indicated, the transaction is fully aligned with Santander’s strategy of delivering long-term shareholder value creation and meets the group’s disciplined capital allocation framework. It compares favourably with alternative deployment options, while remaining capital neutral. Considering the revised terms of the offer, the transaction is expected to increase earnings per share by approximately 0.3% from 2029 and tangible book value per share by approximately 0.6%, as well as to generate an attractive return on invested capital, based on current market expectations. It is also expected to strengthen the group’s long-term earnings growth and to enhance its capacity for organic capital generation in the years ahead.

For Santander Brasil’s minority shareholders, the offer provides an attractive opportunity to realize the value of their investment at a premium to the market price, now on improved terms compared with those announced on 30 July. At the same time, it enables them to become shareholders in one of the world’s leading diversified financial groups, with a broader earnings base, resilient profitability and a proven track record of sustainable value creation.

Commencement of the offer and the offer itself will be subject to customary conditions for transactions of this nature, including the obtaining of the relevant regulatory approvals, the approval by Banco Santander’s extraordinary general shareholders’ meeting of the corresponding capital increases and the absence of any material adverse change.

1 Each Santander Brasil unit is composed of one ordinary share and one preferred share.

2 Subject to certain adjustments for certain events that may occur between 30 July 2026 and the expiration of the offer, including potential dividends, interest on equity and/or share bonuses paid by Banco Santander and/or Santander Brasil and/or stock splits and/or reverse stock splits by either of them. Share buybacks conducted during such period shall not cause adjustment of the exchange ratio.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

IMPORTANT INFORMATION FOR INVESTORS REGARDING THE PROPOSED TRANSACTION

In connection with the proposed transaction, Banco Santander, S.A. (“Santander”) has filed with the U.S. Securities and Exchange Commission (the “SEC”) a Registration Statement on Form F-4 that includes a prospectus and offer to exchange. Santander has also filed with the Brazilian Comissão de Valores Mobiliários (“CVM”) a Tender Offer Notice (Edital de Oferta Pública de Aquisição) in connection with the transaction and the prospective offer as required under applicable law. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, PROSPECTUS, OFFER TO EXCHANGE, TENDER OFFER NOTICE AND ALL OTHER RELEVANT DOCUMENTS THAT HAVE BEEN FILED WITH THE SEC AND THE CVM REGARDING THE PROPOSED TRANSACTION BECAUSE THEY CONTAIN IMPORTANT INFORMATION. All such documents filed with the SEC are available free of charge at the SEC’s website at www.sec.gov and through the CVM’s website at www.cvm.gov.br.

The information included in the Form F-4 filed with the SEC and in the draft tender offer notice filed with the CVM and B3 is preliminary and may be changed. The definitive terms and conditions of the Exchange Offers and other relevant information will be included in the definitive offer documentation prepared and published in due course upon formal launch once announced conditions to the commencement of the Exchange Offers have been fulfilled, which will complement, update and supersede the information included therein. Such documents are subject to, and must be read in conjunction with, all other publicly available information, including, where relevant, any fuller disclosure document published by Santander. Any person at any time making any investment decision must do so only on the basis of such person’s own judgment as to the merits or the suitability of the securities for its purpose and only on such information as is contained in the definitive offer documentation having taken all such professional or other advice as it considers necessary or appropriate in the circumstances and not in reliance on the information contained in other documents. No investment activity should be undertaken on the basis of the information contained herein or in such documents. In making such documents available Santander gives no advice and makes no recommendation to buy, sell or otherwise deal in shares in Santander or Santander Brasil or in any other securities or investments whatsoever.

This document is not an offer of securities for sale into the United States, Brazil, Spain, the United Kingdom, Poland, Mexico or elsewhere. No offering of securities shall be made in the United States except pursuant to registration under the U.S. Securities Act of 1933, as amended, or an exemption therefrom, and no offering of securities shall be made in Brazil, Spain, the United Kingdom, Poland or Mexico except pursuant to applicable law.

Forward-Looking Statements

This communication contains “forward-looking statements,” which may be identified by words like expect, project, anticipate, should, intend, probability, risk, target, goal, objective, estimate, future and similar expressions and include, but are not limited to, statements that are predictive in nature and depend upon or refer to future events, conditions, circumstances or the future performance of Santander or Banco Santander (Brasil), S.A. (“Santander Brasil”) or their respective affiliates, including as a result of the implementation of the transactions described herein. These statements are based on management’s current expectations and are inherently subject to uncertainties and changes in circumstance and a number of risks, uncertainties and other important factors may cause actual developments and results to differ materially from current expectations.

Risks and uncertainties include, among other things:

•	general economic or industry conditions (e.g., an economic downturn; higher volatility in the capital markets; inflation; deflation; changes in demographics, consumer spending, investment or saving habits; and the effects of the armed conflicts in Ukraine and the Middle East, or the outbreak of public health emergencies in the global economy) in areas where we have significant operations or investments;

•	exposure to operational risks, including cyberattacks, data breaches, data losses and other security incidents;

•	exposure to market risks (e.g., risks from interest rates, foreign exchange rates, equity prices and new benchmark indices);

•	potential losses from early loan repayment, collateral depreciation or counterparty risk;

•	political instability in Spain, the UK, other European countries, Latin America and the US;

•	changes in monetary, fiscal and immigration policies and trade tensions, including the imposition of tariffs and retaliatory responses;

•	legislative, regulatory or tax changes (including regulatory capital and liquidity requirements) and greater regulation prompted by financial crises;

•	acquisitions, integrations, divestitures and challenges arising from deviating management’s resources and attention from other strategic opportunities and operational matters;

•	reputational risk and potential adverse reactions of stakeholders, including adverse effects on the market price of our securities;

•	climate-related conditions, regulations, targets and weather events;

•	uncertainty over the scope of actions that may be required by us, governments and others to achieve goals relating to climate, environmental and social matters, as well as the evolving nature of underlying science and potential conflicts and inconsistencies among governmental standards and regulations;

•	our own decisions and actions, including those affecting or changing our practices, operations, priorities, strategies, policies or procedures; and

•	changes affecting our access to liquidity and funding on acceptable terms, especially due to credit spread shifts or credit rating downgrade for the entire group or core subsidiaries.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

Additionally, important factors that could cause Santander’s and Santander Brasil’s actual results, financial condition and achievements to differ materially from those indicated in these forward-looking statements include, in addition to those set forth in Santander’s and Santander Brasil’s filings with the SEC and the CVM, as applicable:

•	risks related to the proposed transaction, including uncertainties as to whether certain statutory relief under the U.S. securities laws will be granted, the risk that the conditions to commencement and/or consummation of the proposed transaction are not received or satisfied on a timely basis or at all, and the risk of Santander Brasil shareholders not tendering their securities in the proposed transaction or otherwise not supporting the terms of the proposed transaction;

•	the expected timing and likelihood of completion of the transaction, including the timing, receipt and terms and conditions of any required regulatory or shareholder approvals;

•	disruption to the parties’ businesses as a result of the announcement and pendency of the proposed transaction;

•	the risk that matters relating to the transaction could have adverse effects on the market price of the securities of Santander or Santander Brasil;

•	the risk that the transaction could have an adverse effect on the ability of Santander or Santander Brasil to retain customers and retain and hire key personnel and maintain relationships with their suppliers and customers;

•	the possibility that the proposed transaction may be more expensive to complete than anticipated, including as a result of unexpected factors or events;

•	the dilution caused by Santander’s issuance of additional ordinary shares and corresponding American depositary shares, each representing the right to receive one of its ordinary shares (“ADSs”), or Brazilian Depositary Receipts, each representing the right to receive one of its ordinary shares (“BDRs”), in connection with the proposed transaction; and

•	compliance with regulatory requirements.

All such factors are difficult to predict and are beyond Santander’s and Santander Brasil’s control, including those other risks and uncertainties discussed in (i) Santander’s filings with the SEC, including the “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” sections of Santander’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and (ii) Santander Brasil’s filings with the SEC and the CVM, as applicable, including the “Risk Factors” and “Forward-Looking Statements” sections of Santander Brasil’s most recent annual report on Form 20-F and subsequent 6-Ks filed with, or furnished to, the SEC and most recent Formulário de Referência filed with the CVM.

You can obtain copies of Santander’s and Santander Brasil’s filings, as applicable, with the SEC and the CVM for free at the SEC’s website (www.sec.gov) or at the CVM’s website (www.cvm.gov.br). Other factors that may cause actual results to differ materially include those that are set forth in the Registration Statement on Form F-4 and the related Offer to Exchange/Prospectus, the Tender Offer Notice, and those that will be set forth in the Solicitation/Recommendation Statement on Schedule 14D-9, and other tender offer documents to be filed by Santander and Santander Brasil. All forward-looking statements in this communication are qualified in their entirety by this cautionary statement.

Our forward-looking statements speak only as at the date of this communication and are informed by the knowledge, information and views available as at the date of this communication. Santander is not required to update or revise any forward-looking statements, regardless of new information, future events or otherwise.

Corporate Communications
Ciudad Grupo Santander, edificio Arrecife, planta 2
28660 Boadilla del Monte (Madrid)
comunicacion@gruposantander.com
www.santander.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Banco Santander, S.A.

Date:	November 12, 2026	By:	/s/ Pedro de Mingo Kaminouchi
			Name:	Pedro de Mingo Kaminouchi
			Title:	Head of Corporate Compliance